Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly Caused this to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation
(Registrant)

March 4, 2003

	BY:	/s/ Noboru Hara Noboru Hara General Manager General Aministration Department

TDK has agreed to acquire Innoveta Technologies

Acquisition will enable TDK to become the market leader in power solutions

Garden City, NY and Plano, TX USA — February 28, 2003 — TDK U.S.A. Corporation (“TDK USA”) , a subsidiary of TDK Corporation (NYSE:TDK), announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Innoveta Technologies, Inc. (“Innoveta”) and certain other parties named therein. Subject to certain conditions specified in the Merger Agreement, TDK USA has agreed to acquire 100% ownership of Innoveta by means of a merger of TDK USA’s wholly owned subsidiary with and into Innoveta (the “Merger”). TDK USA has agreed, subject to certain specified conditions, to pay an aggregate amount of up to $18,500,000 in cash to the holders of Innoveta’s capital stock and stock options, of which $2,5000,000 is contingent upon attainment of specified revenue thresholds over the three years following the closing.

Upon the consummation of the Merger, which is anticipated to occur shortly upon satisfaction of certain conditions, Innoveta will become a wholly owned subsidiary of TDK USA and be renamed TDK Innoveta Inc.

TDK, a world leader in electronics, serves a broad customer base including leading companies in telecommunications, industrial, automotive, and consumer products. Its power product portfolio covers a range of AC-DC, DC-AC and DC-DC converters in a variety of high-density, customized packages. Back in September of 2002, TDK and Innoveta entered into a strategic alliance that enabled TDK to co-label and sell Innoveta’s DC-DC converters in Japan.

Innoveta, founded in November 2000, offers a complete range of standard footprint DC-DC converters to a broad customer base in the wireless, telecommunications, storage and data networking markets. Innoveta products are recognized for their benchmark efficiency, advanced thermal management, and robust design, all instrumental in assuring cool operation and high reliability.

“TDK is delighted to extend and deepen our successful relationship with Innoveta through this acquisition. TDK’s and Innoveta’s shared philosophy toward quality and customer service proved to be a perfect match. TDK’s wide range of power products from AC-DC to DC-AC converters and Innoveta’s vast experience in the distributed power architecture market will allow us to become the market leader in a very competitive and rapidly changing power industry,” said Yukio Harada, Corporate Officer and General Manager of TDK’s Power Systems Business Group.

“Innoveta is very enthusiastic about continuing to expand our technology and product line as part of TDK, and proud to join such a well-known and globally respected company,” said Victor Lee, President and CEO of Innoveta. “By combining our converter innovations with TDK’s world class materials, ferrite and component technologies, we see the opportunity for huge technology dividends. Expect to see even more fantastic products from TDK Innoveta.”

About TDK Corporation

TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize “ferrite,” a key material in electronics and magnetics. TDK’s current product line includes ferrite materials, electronic components and ICs, wireless computer networking products, magnetic heads for HDD, digital recording hardware and advanced digital recording media. Net sales in FY2002 were US$4.3 billion. For more information about TDK, please visit www.tdk.com.

About Innoveta Technologies

Innoveta Technologies, Inc. continues to set new benchmarks for technological innovation and business efficiency in the development, manufacturing and support of high density power products. Innoveta DC-DC converters combine flexibility, reliability, and the highest usable power density for telecommunications, data communications and computer applications. For information, please call toll free at 1-877-498-0099 or visit www.innoveta.com